MOL HUNGARIAN OIL AND GAS PLC.

Finance

02 NOV 12 AM 10:50

29th October, 2002

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N. W.
Washington, D. C. 20549
U.S.A.

Attention: **Special Counsel**
Office of International Corporate Finance

SUPPL

02055904

MOL ~~Magyar Olaj- és Gázipari~~ Rt.
Rule 12g3-2(b) File No. 82-4224

Dear Sirs,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of MOL Magyar Olaj- és Gázipari Rt. (the "Company") pursuant to the exemption from the Securities Echange Act of 1934 (the "ACT") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and document will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully,

PROCESSED
NOV 21 2002
THOMSON FINANCIAL

Michel-Marc Delcommune
Chief Financial Officer

Enclosure

dlw 11/15

MOL HUNGARIAN OIL AND GAS PLC.

INVESTOR NEWS

29 October, 2002

Purchase of treasury shares

MOL Hungarian Oil and Gas Company announces that based on the share purchase order made on 2 August 2002 in the period between 22 October 2002 and 28 October 2002 357,000 treasury shares were purchased.

For further information, please contact:

Rupert Foster	Investor Relations	+ 36 1 464 4725
facsimile:		+ 36 1 464 1335
György Felkai	MOL Communication	+ 36 1 464 1016
Catriona Cockburn	Citigate Dewe Rogerson	+ 44 (0) 207 282 2924

MOL HUNGARIAN OIL AND GAS PLC.

INVESTOR NEWS

28 October 2002

Change in MOL treasury shares

MOL Hungarian Oil and Gas company hereby announces that it transferred 1,700 shares to 16 Business Process Reengineering project team leaders today. On the basis of the current transfer and the continuous share buyback program (taking into account T+5 day stock exchange settlement), MOL had 4,993,235 treasury shares on 28 October 2002.